UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 18, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

Harmony adopts COVID-19 prevention measures across all operations

Johannesburg, Wednesday, 18 March 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”), South Africa’s largest gold producer by volume, has immediately rolled out risk management strategies including the implementation of strict COVID-19 prevention measures across all of its operations.

While the company’s operations have not been impacted to date, we are mindful that we all have a role to play in arresting the spread of the global pandemic. Heeding the calls by the South African President, Cyril Ramaphosa, who declared COVID-19 a national disaster, and the Papua New Guinean government’s release of a National Security plan of action in response to Covid-19, we have rapidly implemented measures to protect the health and wellbeing of our employees.

Our health protocols are aligned with best practice and guided by materials issued by the World Health Organisation, the National Institute of Communicable Diseases, the South African Department of Health and the Minerals Council South Africa. We are also collaborating with other mining companies on potential regionalisation and synergies, such as the potential pooling of facilities for quarantine. Our plans will be updated regularly and adapted to changes in the status of the pandemic and as this unprecedented situation evolves.

Precautionary measures effective immediately include:

•
Identification of high-risk employees (including those who have not tested and don’t know their TB and HIV status, those on anti-retroviral medicine, adults older than 65 and employees with pre-exiting medical conditions)

•	Stressing the identification of symptoms and the urgency of self-isolation if displaying symptoms

•	Prevention measures include:

–
the compulsory use of preventative personal protection equipment (“PPE”) in the workplace, increased hand washing and social distancing (minimizing personal contact, refraining from all unnecessary travel and staying away from social gatherings where there will be more than 100 people)

–	the compulsory use of face masks, specifically when entering at the entrance and crush turnstiles, in the lamp rooms, in shaft conveyance, underground stations and waiting areas at the shafts

–	waiting areas sprayed down with disinfectants and the sanitation of all hard surfaces such as handrails, turnstiles and door handles several times a day

–	placement of hand sanitisers and additional hand washing stations at the surface areas of the mines, specifically at taxi gathering areas and in company transportation

–	group meetings will be avoided and where possible, meetings will be conducted virtually in the form of teleconferences,

–	videoconferences or skype

–	the suspension of sports activities

Employees have also been encouraged to:

–	Cancel all unnecessary travel, specifically to high-risk countries

–	To contact a health practitioner or medical hub telephonically if they have come into contact with an infected person or if they have personally visited a high incidence region

–	Declare to their respective human resources managers or doctors on the mine if they have traveled outside of the country in the last six weeks, or have been in contact with anyone who has traveled

–	Follow the company’s communicated strict protocol of testing and quarantine if suspecting or experiencing some of the COVID-19 symptoms

–	Avoid inviting external or third-party visitors and when these are required, visitors will be required to complete a health and travel declaration and to commit to healthy hygiene habits

In addition, Harmony will provide free flu vaccines, and where possible vitamin supplements, to all employees.

“The health and well-being of all our employees remains a top priority for us,” said Harmony CEO Peter Steenkamp. “We are monitoring the situation closely and are guided by global and local information sources. COVID-19 can be managed and I strongly encourage employees and their families not to panic. Our preventive controls are designed to protect them and their families,” he said.

Ends.

FOR MORE DETAILS,
Visit: www.harmony.co.za

CONTACT:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

Max Manoeli
Manager: Investor Relations
+27 (0) 82 759 1775

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 18, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director